

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 2, 2006

Room 7010

Joseph P. Gallagher, III
Vice President – Finance, Chief Financial Officer and Treasurer
Gulf Island Fabrication, Inc.
583 Thompson Road
Houma, Louisiana 70363

> **Re: Gulf Island Fabrication, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **File No. 000-22303**

Dear Mr. Gallagher:

We have reviewed your response letter dated October 24, 2006 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comments inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2005

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

1. We note your response to prior comment 1 and continue to believe that your MD&A discussion does not address specific reasons for your decreasing margins or specific factors that had any resulting impact on operations. For example, when discussing the decrease in 2006 margins you indicate that because of "competitiveness in the marine construction industry, recent project awards have included somewhat lower than historical margins." This disclosure does not provide the reader information with specific economic, competitive and/or business factors or quantify those factors that caused the material decrease in gross margins. Please revise accordingly in future filings.

Joseph P. Gallagher, III
Gulf Island Fabrications, Inc.
November 2, 2006
Page 2

Item 9A. Controls and Procedures, page 27

2. We note your response to prior comment 2 and your proposed revisions to your Item 9A disclosure. Your revised disclosure does not include all of the language that is called for in Rule 13a-15(e) of the Exchange Act. As previously noted, the rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer…is accumulated and communicated to the issuer's management…as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

Form 8-K/A filed April 19, 2006

3. We note your response to prior comment 3 which addresses the reasons for the decease in Gulf Marine's revenues from 2004 to 2005. We further note your proposed revisions which indicate that Gulf Marine was not profitable in recent years but you believe that it may become profitable. Please tell us and disclose in MD&A the reasons Gulf Marine was not profitable and had a significant decrease in revenue from 2004 to 2005. Also disclose whether or not you expect the revenues from Gulf Marine to be similar to those in 2004 or 2005 in the next 12 months.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3255 if you have any questions.

Sincerely,

Nili N. Shah
Branch Chief